Exhibit 99.1

Jiayin Group Inc. Reports Second Quarter 2021 Unaudited Financial Results

-- Second Quarter Total Loan Origination Volume grew 153.0% to RMB5,663 million --

-- Second Quarter Net Income grew 208.5% to RMB126.8 million --

SHANGHAI, August 25, 2021 (GLOBE NEWSWIRE) --Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Operational and Financial Highlights :

•	Loan origination volume[1] was RMB5,663 million (US$877.1 million), representing an increase of 153.0% from the same period of 2020.

•	Average borrowing amount per borrower was RMB5,993 (US$928.2), representing a decrease of 14.2% from the same period of 2020.

•	Repeat borrowing rate[2] was 72.4%, compared with repeat borrowing rate of 72.0% in the same period of 2020.

•	Net revenue was RMB492.2 million (US$76.2 million), representing an increase of 100.9% from the same period of 2020.

•	Operating income was RMB149.6 million (US$23.2 million), compared with operating income of RMB48.0 million in the same period of 2020.

•	Net income was RMB126.8 million (US$19.6 million), compared with net income of RMB41.1 million in the same period of 2020.

Mr. Yan Dinggui, the Company's Founder, Director and Chief Executive Officer, commented, “We are excited to announce an outstanding quarter with record operational and financial results. Loan origination volume reached RMB5,663.4 million, up 153.0% year over year, while total revenue grew 100.9% to RMB492.2 million from the same period of 2020. This milestone quarter fully reflects not only our successful business transition but also fruitful evidence of the years we dedicated to enhancing our risk management and improving asset quality. Our ability to grow our loan origination volume also illustrates the trust and confidence our funding partners have in our ability to generate high quality loan assets with optimized risk control system. Looking ahead, we will continue broadening partnerships with more funding partners to diversify our funding resources while maintaining excellence in our risk management. We are confident our robust growth will sustain and positive trajectory in both loan growth and asset quality will continue into the future.”

“In addition to our topline expansion, we also accomplished meaningful progress in improving our operational efficiency and achieving noteworthy profitability. Our net income grew 208.5% year over year to RMB126.8 million. This outstanding improvement demonstrates both the effectiveness of our growth strategy and strength in execution capabilities,” Mr. Yan concluded.

[1]	“Loan origination volume” refers the loan origination volume facilitated in Mainland China during the period presented.
[2]	“Repeat borrowing rate” refers to the repeat borrowers as a percentage of all of our borrowers in Mainland China.

Exhibit 99.1

Second Quarter 2021 Financial Results

Net revenue was RMB492.2 million (US$76.2 million), representing an increase of 100.9% from the same period of 2020.

Revenue from loan facilitation services was RMB453.7 million (US$70.3 million), representing an increase of 178.0% from the same period of 2020, of which RMB40.7 million (US$6.3 million) was from individual investor referral services. The increase was primarily due to the increased loan origination volume from our institutional funding partners.

Revenue from post-origination services was nil, representing a decrease of 100% from the same period of 2020. The decrease was due to the outstanding loan balance of our legacy P2P lending business being reduced to zero in November 2020.

Other revenue was RMB38.5 million (US$5.9 million), representing a decrease of 8.3% from the same period of 2020. The decrease was primarily due to reduced revenue from P2P related services as the Company no longer supports the legacy P2P lending business, of which has been partially offset by increased revenues generated both from our overseas business and sales of hardware by Shanghai Bweenet Network Technology Co., Ltd. (“Shanghai Bweenet ”) since May 2021.

Origination and servicing expense was RMB83.2 million (US$12.9 million), representing an increase of 63.5% from the same period of 2020, primarily due to the increase in credit assessment expense resulting from higher loan origination volume.

Cost of sales was RMB5.0 million (US$0.8 million), compared with nil from the same period of 2020. The increase was primarily due the cost of hardware sold by Shanghai Bweenet.

Allowance for uncollectible receivables, contract assets, loans receivable and others was RMB13.0 million (US$2.0 million), representing an increase of 21.5% from the same period of 2020, primarily due to an increase in loan principal and interest as a result of the higher loan origination volume from overseas business, of which has been partially offset by the decrease in estimated default rate under current business model.

Sales and marketing expense was RMB174.2 million (US$27.0 million), representing an increase of 169.7% from the same period of 2020, primarily due to our new online advertising and marketing strategy which has resulted in higher customer acquisition expenses.

General and administrative expense was RMB35.2 million (US$5.5 million), representing a decrease of 3.8% from the same period of 2020, primarily due to the decrease in headcount, of which has been partially offset by the increase in personnel related costs allocating to general and administration department.

Research and development expense was RMB31.9 million (US$4.9 million), representing a decrease of 6.5% from the same period of 2020, primarily due to the improved utilization of our facility allocating to research and development department, of which has been partially

Exhibit 99.1

offset by the increase in professional services expenses as the Company continues to enhance the research and development capability.

Income from operations was RMB149.6 million (US$23.2 million), compared with an operating income of RMB48.0 million in the same period of 2020.

Net income was RMB126.8 million (US$19.6 million), compared with net income of RMB41.1 million in the same period of 2020.

Cash and cash equivalents were RMB141.4 million (US$21.9 million) as of June 30, 2021, compared with RMB123.3 million as of March 31, 2021.

The following table provides the delinquency rates for all outstanding loans on the Company's platform in Mainland China as of the respective dates indicated.

	Delinquent for
As of	1-30 days	31-60 days	61-90 days	91 -180 days	More than 180 days
	(%)
December 31, 2018	1.35	2.53	2.37	5.46	9.45
December 31, 2019	1.27	2.20	1.68	4.79	8.39
December 31, 2020	1.47	0.88	0.70	1.66	1.81
March 31, 2021	1.17	0.85	0.71	1.56	2.53
June 30, 2021	1.21	0.71	0.57	1.21	1.95

The following chart and table display the historical cumulative M3+ Delinquency Rate by Vintage for loan products facilitated through the Company’s platform in Mainland China.

Exhibit 99.1

	Month on Book
Vintage	4th	5th	6th	7th	8th	9th	10th	11th	12th	13th	14th	15th
2018Q1	2.41%	4.38%	6.21%	8.05%	9.80%	11.35%	12.71%	13.80%	14.61%	15.10%	15.38%	15.44%
2018Q2	2.43%	4.43%	6.15%	7.87%	9.47%	11.02%	12.30%	13.50%	14.25%	14.70%	14.94%	15.00%
2018Q3	2.23%	3.89%	5.66%	7.30%	8.89%	10.64%	12.00%	12.86%	13.47%	13.87%	14.07%	14.13%
2018Q4	2.26%	4.53%	6.38%	8.25%	9.99%	11.40%	12.44%	13.22%	13.83%	14.25%	14.53%	14.64%
2019Q1	2.17%	3.86%	5.32%	6.84%	8.13%	9.21%	10.21%	11.07%	11.85%	12.45%	12.80%	12.87%
2019Q2	1.83%	3.40%	4.59%	5.85%	6.98%	8.21%	9.35%	10.33%	11.08%	11.54%	11.73%	11.74%
2019Q3	1.64%	3.41%	4.26%	5.42%	7.03%	8.60%	10.13%	10.94%	11.59%	11.92%	12.04%	12.01%
2019Q4	1.31%	3.08%	4.52%	6.27%	7.69%	8.69%	9.51%	9.99%	10.31%	10.49%	10.55%	10.54%
2020Q1	1.67%	3.43%	4.46%	5.36%	6.11%	6.67%	7.09%	7.38%	7.61%	7.76%	7.84%	7.85%
2020Q2	1.46%	2.37%	3.11%	3.68%	4.14%	4.52%	4.80%	5.08%	5.27%	—	—	—
2020Q3	0.96%	1.70%	2.24%	2.77%	3.27%	3.73%	—	—	—	—	—	—
2020Q4	0.85%	1.74%	2.37%	—	—	—	—	—	—	—	—	—

Conference Call

The company will conduct a conference call on Wednesday, August 25, 2021 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time).

Please register in advance to join the conference using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/7698324

A replay of the conference call may be accessed by phone at the following numbers until September 2, 2021. To access the replay, please reference the conference ID 7698324.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 30512780	+852 800963117
Mainland China		+86 4006322162 +86 8008700205

A live and archived webcast of the conference call will be available on the company’s investors relations website at  http://ir.jiayin-fintech.com/.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles

Exhibit 99.1

of potential borrowers. For more information, please visit http://www.jiayinfintech.cn/english/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at a specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4566 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2021. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

In China:

Jiayin Group

Exhibit 99.1

Ms. Shelley Bai

Email: ir@jiayinfintech.cn

or

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the U.S.:

Ms. Julia Qian

Email:

Exhibit 99.1

julia@blueshirtgroup.com

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2020	2021
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	117,320	141,389	21,898
Restricted cash	2,000	2,000	310
Amounts due from related parties	542	46,126	7,144
Accounts receivable and contract assets, net	158,064	304,835	47,213
Inventories	-	54,189	8,393
Loan receivables, net	31,296	33,956	5,259
Prepaid expenses and other current assets	61,289	86,123	13,339
Deferred tax assets, net	40,935	40,099	6,211
Property and equipment, net	19,449	12,511	1,938
Right-of-use assets	6,926	36,977	5,727
Long-term investment	87,551	86,816	13,446
TOTAL ASSETS	525,372	845,021	130,878
LIABILITIES AND EQUITY
Short-term loan	-	4,000	620
Accounts payable	-	2,650	410
Payroll and welfare payable	58,288	34,749	5,382
Amounts due to related parties	8,785	24,262	3,758
Tax payables	279,383	329,934	51,100
Accrued expenses and other current liabilities	70,954	84,454	13,081
Other payable related to the disposal of Shanghai Caiyin	566,532	560,440	86,801
Lease liabilities	5,195	35,659	5,523
TOTAL LIABILITIES	989,137	1,076,148	166,675
SHAREHOLDERS' DEFICIT
Class A ordinary shares (US$ 0.000000005 par value; 108,100,000 shares issued and outstanding as of December 31, 2020 and June 30, 2021)[3]	0	0	0
Class B ordinary shares (US$ 0.000000005 par value; 108,000,000 shares issued and outstanding as of December 31, 2020 and June 30, 2021)[3]	0	0	0
Additional paid-in capital	818,042	827,512	128,165
Accumulated deficit	(1,266,848)	(1,046,807)	(162,130)
Accumulated other comprehensive loss	(12,817)	(16,241)	(2,515)
Total Jiayin Group Inc. shareholder's deficit	(461,623)	(235,536)	(36,480)
Non-controlling interests	(2,142)	4,409	683
TOTAL SHAREHOLDERS' DEFICIT	(463,765)	(231,127)	(35,797)
TOTAL LIABILITIES AND DEFICIT	525,372	845,021	130,878

[3]	The total shares authorized for both Class A and Class B are 10,000,000,000,000.

Exhibit 99.1

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net revenue (including revenue from related parties of RMB 5,517 and RMB 12,069 for 2020Q2 and 2021Q2, RMB 6,635 and RMB 23,880 for 2020H1 and 2021H1, respectively)	244,989	492,173	76,228	558,515	835,228	129,360
Operating costs and expenses:
Origination and servicing	(50,926)	(83,224)	(12,890)	(114,862)	(147,323)	(22,817)
Cost of sales	-	(4,983)	(772)	-	(4,983)	(772)
Allowance for uncollectible receivables, contract assets, loans receivable and others	(10,721)	(13,042)	(2,020)	(41,126)	(21,052)	(3,261)
Sales and marketing	(64,647)	(174,220)	(26,983)	(158,084)	(265,465)	(41,115)
General and administrative	(36,561)	(35,169)	(5,447)	(74,825)	(72,962)	(11,301)
Research and development	(34,108)	(31,924)	(4,944)	(70,475)	(60,045)	(9,300)
Total operating costs and expenses	(196,963)	(342,562)	(53,056)	(459,372)	(571,830)	(88,566)
Income from operation	48,026	149,611	23,172	99,143	263,398	40,794
Interest income	3,257	1,018	158	5,239	113	18
Other income, net	3,134	10,426	1,615	4,151	12,362	1,915
Income before income taxes and income from investment in affiliates	54,417	161,055	24,945	108,533	275,873	42,727
Income tax expense	(14,006)	(37,222)	(5,765)	(27,943)	(59,391)	(9,198)
Income (loss) from investment in affiliates	702	3,002	465	(27)	4,027	624
Net income	41,113	126,835	19,645	80,563	220,509	34,153
Less: net income (loss) attributable to noncontrolling interest shareholders	471	7	1	(555)	468	72
Net income attributable to Jiayin Group Inc.	40,642	126,828	19,644	81,118	220,041	34,081
Weighted average shares used in calculating net income per share:
- Basic and diluted	216,100,000	216,100,000	216,100,000	216,100,000	216,100,000	216,100,000
Net income per share:
- Basic and diluted	0.19	0.59	0.09	0.38	1.02	0.16
Net income	41,113	126,835	19,645	80,563	220,509	34,153
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(396)	(2,587)	(401)	3,572	(3,551)	(550)
Comprehensive income	40,717	124,248	19,244	84,135	216,958	33,603
Comprehensive (loss) income attributable to noncontrolling interest	474	(23)	(4)	(520)	341	53
Total comprehensive income attributable to Jiayin Group Inc.	40,243	124,271	19,248	84,655	216,617	33,550